CANADIAN NATURAL RESOURCES LIMITED ANNOUNCES
HORIZON OIL SANDS PRODUCTION
CALGARY, ALBERTA – December 2, 2010 – FOR IMMEDIATE RELEASE

Canadian Natural Resources Limited (“Canadian Natural” or the “Company”) announces monthly production of Synthetic Crude Oil (“SCO”) at Horizon Oil Sands as follows:

Month	SCO Production (bbl/d)
Q1 2010	86,995
Q2 2010	99,950
Q3 2010	83,809
October 2010	87,600*
November 2010	107,900*
*rounded to the nearest hundred

The Pressure Swing Adsorption (PSA) beds recovered better than expected resulting in production of approximately 107,900 bbl/d SCO for November 2010.  The PSA unit performance will be closely monitored, however the likelihood that a complete shutdown will be required has been reduced significantly, and scheduled maintenance work will be performed if necessary.  The Company continues to target Q4/10 production between 90,000 bbl/d and 100,000 bbl/d and overall annual production between 90,000 bbl/d and 93,000 bbl/d.

Canadian Natural is a senior crude oil and natural gas production company, with continuing operations in its core areas located in Western Canada, the U.K. portion of the North Sea and Offshore West Africa.

CANADIAN NATURAL RESOURCES LIMITED
2500, 855 – 2nd Street S.W.
Calgary, Alberta
T2P 4J8

Telephone: Facsimile: Email: Website:	(403) 514-7777 (403) 514-7888 ir@cnrl.com www.cnrl.com	JOHN G. LANGILLE Vice-Chairman STEVE W. LAUT President COREY B. BIEBER Vice-President, Finance & Investor Relations
Trading Symbol - CNQ Toronto Stock Exchange New York Stock Exchange

This document contains forward-looking statements under applicable securities laws, including, in particular, statements about Canadian Naturals’ plans, strategies and prospects.  Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, such statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated.
Please refer to the Company’s Interim Report or Annual Information Form for a full description of these risks and impacts.

CANADIAN NATURAL RESOURCES LIMITED ANNOUNCES
2011 BUDGET
CALGARY, ALBERTA – DECEMBER 2, 2010 – FOR IMMEDIATE RELEASE

In commenting on the Company’s 2011 budget, Allan Markin, Chairman, stated, “Canadian Natural’s 2011 budget reflects our strong asset base and a continued focus on projects that provide the best returns for shareholders.  We are targeting another year of significant free cash flow generation, debt reduction and a strengthening balance sheet.  At the same time as we target production volumes per barrel of oil equivalent to grow by 6% in 2011, we will be investing over $2.4 billion (approximately 45% of 2011 capital expenditures) on long-term growth initiatives that provide no additional volumes in 2011 but will provide sustainable, long-term returns in 2012 and beyond.”

HIGHLIGHTS OF THE 2011 BUDGET

▪	Equivalent production target of 645,000 boe/d to 694,000 boe/d before royalties, representing a midpoint increase of 6% from the midpoint of 2010 forecasted annual average production guidance.

▪
Crude oil and NGLs production target of 449,000 bbl/d to 486,000 bbl/d before royalties, representing a midpoint increase of 10% from the midpoint of 2010 forecasted annual guidance.  This increase reflects the following:

➢	Primary heavy crude oil is targeted to increase 10% from 2010 volumes reflecting record drilling programs implemented in 2010 and 2011;

➢	Production response at Pelican Lake due to the Company’s ongoing conversion to polymer flood will result in production volumes being targeted to increase by 17% in 2011;

➢	Increased production reliability at Horizon Oil Sands (“Horizon”) with budgeted 2011 production targeted to range from 105,000 bbl/d to 112,000 bbl/d of SCO; approximately 19% higher than 2010;

➢	Production increases targeted at Primrose East, North and South of 12% over 2010 levels; and,

➢
Greater production rates of light crude oil due to a combination of acquisitions completed in 2010 and increased light crude oil capital spending over previous years resulting in approximately an 11% annual increase.

The overall increase in crude oil and NGLs production will be partially offset by production declines in Offshore West Africa and the North Sea

▪
Natural gas production target of 1,177 mmcf/d to 1,246 mmcf/d before royalties, representing a midpoint decrease of 3% from the midpoint of 2010 forecasted annual guidance.  This decrease reflects the Company’s continued proactive reduction of natural gas drilling activity by 28% from 2010 levels as a result of the Company’s short to mid term outlook for low natural gas pricing, offset somewhat by new Montney production at Septimus and acquired volumes completed over the course of 2010.

▪
Cash flow from operations is targeted to be between $7.0 billion and $7.4 billion ($6.40 - $6.75 per common share), based upon targeted production and forward strip pricing on November 24, 2010 (WTI crude oil price of US$84.32/bbl, Western Canadian Select heavy oil differential of 22%, NYMEX natural gas price of US$4.31/mmbtu and an exchange rate of US$0.98 = C$1.00).

▪
Capital spending in 2011 will range between approximately $5.6 billion and $6.0 billion.  Approximately 45% of 2011 capital expenditures are allocated to projects that will result in long-term production growth beginning in 2012 and beyond.  This $2.4 billion to $2.8 billion investment will generate more sustainable, long-term returns for the Company.

▪	Free cash flow (cash flow after capital expenditures), is targeted between $1.0 billion and $1.8 billion based on forward strip pricing.

▪
Crude oil and natural gas capital expenditures in North America, including Horizon Oil Sands and thermal projects but excluding acquisitions, are targeted to be $5.0 billion to $5.4 billion in 2011, representing a 52% - 64% increase in capital spending from 2010 levels.  The 2011 capital budget in North America reflects:

➢	An allocation of $2.4 billion to $2.8 billion to long-term growth initiatives that will add long-term production volumes in 2012 and beyond;

➢
A significant increase in thermal crude oil investment of 142% from 2010 levels.  Kirby Phase 1 capital expenditures are targeted to be $515 million in 2011 as the Company progresses its thermal growth plan;

➢	Continuation of record primary heavy crude oil drilling in 2011;

➢	Progression of the polymer flooding program at Pelican Lake;

➢
The Company’s outlook for natural gas pricing is not favorable, and as a result, 2011 natural gas capital expenditures are targeted to decrease by 14% to $600 million from 2010 levels of $700 million; and,

➢
Increased expenditures at Horizon Oil Sands to meet regulatory requirements for tailings, continue previously approved reliability work (Tranche 2) and advance certain debottlenecking and expansion projects.

▪
At Horizon, approximately $220 million of sustaining and reclamation capital has been allocated in 2011, an increase of $90 million from 2010.  This increase reflects the Company’s objective to improve overall plant reliability and maintain the Company’s targeted sustainable production of 110,000 bbl/d SCO.

▪
The Horizon 2011 Plan reflects the re-profiling of Horizon’s expansion in a staged project execution plan.  Project capital will be allocated to several different modules.  Total expenditures on Horizon in 2011 will range between $800 million and $1,200 million dependent upon favorability of market conditions and whether the business case meets the Company’s investment criteria.

▪
International conventional crude oil and natural gas capital expenditures are budgeted to be $505 million, an increase of 17% from 2010.  North Sea capital expenditures are budgeted to be $370, the majority of which will be used to complete necessary sustaining capital activities on North Sea platforms.  Offshore West Africa expenditures are budgeted to be $135 million, the majority of which will be spent on drilling and completions.

▪	Canadian Natural has significant capital flexibility in the 2011 capital program allowing the Company to quickly adapt its capital spending profile to any changes in the commodity price environment.

▪	Continued strong balance sheet management which provides financial flexibility for operating plans.

▪
The Company continues to focus on operational excellence through commitment to safe operations, a minimal environmental footprint and focus on being the most efficient producer in its core areas.  North America crude oil operating costs are targeted to remain flat while only a marginal increase is targeted for North America natural gas operating costs despite a targeted midpoint production volume decrease of 3%.  Horizon operating costs are targeted to decline in 2011 to between $30.00 and $36.00 per barrel of SCO production.

2	Canadian Natural Resources Limited

Capital and Production Guidance

Canadian Natural continues its strategy of maintaining a large portfolio of varied projects. This enables the Company to provide consistent growth in production and high shareholder returns over an extended period of time. Annual budgets are developed, scrutinized throughout the year and changed if necessary in the context of project returns, product pricing expectations, and balance project risks and time horizons. Canadian Natural maintains a high ownership level and operatorship in its properties and can therefore control the nature, timing and extent of expenditures in each of its project areas.

The capital expenditures forecast in 2010 and budgeted for 2011 are as follows:

($ millions)	2010 Forecast	2011 Budget
Crude oil and natural gas
North America natural gas	$700	$600
North America crude oil and NGLs	1,445	1,895
North America thermal crude oil
Primrose and Future	465	830
Kirby Phase 1	90	515
North Sea	180	370
Offshore West Africa	250	135
Property acquisitions, dispositions and midstream	1,900	110
	5,030	4,455
Horizon Oil Sands Mining and Upgrading
Sustaining and reclamation capital	$130	$220
Project capital
Reliability - Tranche 2	$320	$370
Directive 74 and Technology	10	130
Phase 2A	25	200 – 230
Phase 2B	5	10 – 295
Phase 3	-	90 – 150
Phase 4	-	0 – 25
	$360	$800 – 1,200
Capitalized interest and other	80	100

Corporate Total	$5,600	$5,575 – 5,975

Canadian Natural Resources Limited	3

The above capital expenditure profile incorporates the following levels of drilling activity forecast for 2010 and budgeted for 2011:

Drilling activity (number of net wells)	2010 Forecast	2011 Budget
Targeting natural gas	100.0	72.0
Targeting crude oil
Primary Heavy, Light and Pelican Lake	941.0	969.0
In situ oil sands	40.0	217.0
North Sea	0.9	1.6
Offshore West Africa	7.5	2.8
Stratigraphic test / service wells – excludes oil sands mining and upgrading	231.9	519.6
Stratigraphic test / service wells – oil sands mining and upgrading	244.0	280.0
Total	1,565.3	2,062.0

The production guidance for 2011 is as follows:

Daily production volumes, before royalties	2011 Budget
Natural gas (mmcf/d)
North America	1,150 – 1,210
North Sea	7 – 10
Offshore West Africa	20 – 26
1,177 – 1,246

Crude oil and NGLs (mbbl/d)
North America	295 – 315
North America – oil sands mining and upgrading	105 – 112
North Sea	27 – 32
Offshore West Africa	22 – 27
449 – 486

Total (boe/d)	645 – 694

4	Canadian Natural Resources Limited

Forward-Looking Statements

Certain statements relating to Canadian Natural Resources Limited (the “Company”) in this document or documents incorporated herein by reference constitute forward-looking statements or information (collectively referred to herein as “forward-looking statements”) within the meaning of applicable securities legislation. Forward-looking statements can be identified by the words “believe”, “anticipate”, “expect”, “plan”, “estimate”, “target”, “continue”, “could”, “intend”, “may”, “potential”, “predict”, “should”, “will”, “objective”, “project”, “forecast”, “goal”, “guidance”, “outlook”, “effort”, “seeks”, “schedule” or expressions of a similar nature suggesting future outcome or statements regarding an outlook. Disclosure related to expected future commodity pricing, production volumes, royalties, operating costs, capital expenditures and other guidance provided throughout this Management’s Discussion and Analysis (“MD&A”), constitute forward-looking statements. Disclosure of plans relating to and expected results of existing and future developments, including but not limited to Horizon Oil Sands, Primrose East, Pelican Lake, Olowi Field (Offshore Gabon), and the Kirby Thermal Oil Sands Project also constitute forward-looking statements. This forward-looking information is based on annual budgets and multi-year forecasts, and is reviewed and revised throughout the year if necessary in the context of targeted financial ratios, project returns, product pricing expectations and balance in project risk and time horizons. These statements are not guarantees of future performance and are subject to certain risks. The reader should not place undue reliance on these forward-looking statements as there can be no assurances that the plans, initiatives or expectations upon which they are based will occur.

In addition, statements relating to “reserves” are deemed to be forward-looking statements as they involve the implied assessment based on certain estimates and assumptions that the reserves described can be profitably produced in the future. There are numerous uncertainties inherent in estimating quantities of proved crude oil and natural gas reserves and in projecting future rates of production and the timing of development expenditures. The total amount or timing of actual future production may vary significantly from reserve and production estimates.

The forward-looking statements are based on current expectations, estimates and projections about the Company and the industry in which the Company operates, which speak only as of the date such statements were made or as of the date of the report or document in which they are contained, and are subject to known and unknown risks and uncertainties that could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks and uncertainties include, among others: general economic and business conditions which will, among other things, impact demand for and market prices of the Company’s products; volatility of and assumptions regarding crude oil and natural gas prices; fluctuations in currency and interest rates; assumptions on which the Company’s current guidance is based; economic conditions in the countries and regions in which the Company conducts business; political uncertainty, including actions of or against terrorists, insurgent groups or other conflict including conflict between states; industry capacity; ability of the Company to implement its business strategy, including exploration and development activities; impact of competition; the Company’s defense of lawsuits; availability and cost of seismic, drilling and other equipment; ability of the Company and its subsidiaries to complete capital programs; the Company’s and its subsidiaries’ ability to secure adequate transportation for its products; unexpected difficulties in mining, extracting or upgrading the Company’s bitumen products; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; ability of the Company to attract the necessary labour required to build its thermal and oil sands mining projects; operating hazards and other difficulties inherent in the exploration for and production and sale of crude oil and natural gas; availability and cost of financing; the Company’s and its subsidiaries’ success of exploration and development activities and their ability to replace and expand crude oil and natural gas reserves; timing and success of integrating the business and operations of acquired companies; production levels; imprecision of reserve estimates and estimates of recoverable quantities of crude oil, bitumen, natural gas and natural gas liquids (“NGLs”) not currently classified as proved; actions by governmental authorities; government regulations and the expenditures required to comply with them (especially safety and environmental laws and regulations and the impact of climate change initiatives on capital and operating costs); asset retirement obligations; the adequacy of the Company’s provision for taxes; and other circumstances affecting revenues and expenses. The Company’s operations have been, and in the future may be, affected by political developments and by federal, provincial and local laws and regulations such as restrictions on production, changes in taxes, royalties and other amounts payable to governments or governmental agencies, price or gathering rate controls and environmental protection regulations. Should one or more of these risks or uncertainties materialize, or should any of the Company’s assumptions prove incorrect, actual results may vary in material respects from those projected in the forward-looking statements. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are dependent upon other factors, and the Company’s course of action would depend upon its assessment of the future considering all information then available.

Canadian Natural Resources Limited	5

Readers are cautioned that the foregoing list of factors is not exhaustive. Unpredictable or unknown factors not discussed in this report could also have material adverse effects on forward-looking statements. Although the Company believes that the expectations conveyed by the forward-looking statements are reasonable based on information available to it on the date such forward-looking statements are made, no assurances can be given as to future results, levels of activity and achievements. All subsequent forward-looking statements, whether written or oral, attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. Except as required by law, the Company assumes no obligation to update forward-looking statements should circumstances or Management’s estimates or opinions change.

6	Canadian Natural Resources Limited

CONFERENCE CALL
A conference call will be held at 9:00 a.m. Mountain Time, 11:00 a.m. Eastern Time on Thursday, December 2, 2010. The North American conference call number is 1-800-769-8320 and the outside North American conference call number is 001-416-695-6616. Please call in about 10 minutes before the starting time in order to be patched into the call. The conference call will also be broadcast live on the internet and may be accessed through the Canadian Natural website at www.cnrl.com.

A taped rebroadcast will be available until 6:00 p.m. Mountain Time, Thursday, December 2, 2010. To access the postview in North America, dial 1-800-408-3053. Those outside of North America, dial 001-416-695-5800. The passcode to use is 7456828.

WEBCAST
This call is being webcast and can be accessed on Canadian Natural's website at www.cnrl.com. Presentation slides will be available on Canadian Natural's website in PDF format shortly before the live conference call webcast.

For further information, please contact:

CANADIAN NATURAL RESOURCES LIMITED
2500, 855 – 2nd Street S.W.
Calgary, Alberta
T2P 4J8

Telephone: Facsimile: Email: Website:	(403) 514-7777 (403) 514-7888 ir@cnrl.com www.cnrl.com	JOHN G. LANGILLE Vice-Chairman STEVE W. LAUT President COREY B. BIEBER Vice-President, Finance & Investor Relations
Trading Symbol - CNQ Toronto Stock Exchange New York Stock Exchange

Canadian Natural Resources Limited	7